Mail Stop 4561

November 26, 2007

Mr. Stephen B. Waters
Vice President, NPI Equity Investments, Inc.
National Property Investors III
55 Beattie Place
PO Box 1089
Greenville, SC 29602

      Re: National Property Investors III
                Form 10-KSB for the fiscal year ended December 31, 2006
                File No. 000-09567

Dear Mr. Waters:

We have reviewed your response letter dated October 9, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Item 6. Management's Discussion and Analysis and Plan of Operation

Liquidity and Capital Resources

1.   We note your response to our prior comments one and two from our letter dated September 25, 2007. Though the managing partner has no obligation and has not committed to fund the Partnership's operating deficits, the Partnership has an "expectation that the managing general partner will continue to advance funds in excess of the maximum permitted under the revolving credit facility." Therefore, please amend your filing to include the audited balance sheet for the managing general partner.

Exhibits 31.1 and 31.2

2.   Please amend your filing and include your certifications as exhibits to this Form 10-KSB.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3498 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        Linda van Doorn
                                        Senior Assistant Chief Accountant